Exhibit 99.1

PLASTEC TECHNOLOGIES DECLARES SPECIAL CASH DIVIDEND OF

$1.60 PER SHARE

Hong Kong – November 21, 2019 – Plastec Technologies, Ltd. (OTCBB: PLTYF) (the “Company”) today announced that its Board of Directors has declared a special cash dividend of $1.60 per ordinary share after receiving payments of HK$160,000,000 (or approximately $20,512,821, at the conversation rate of 7.8 HK$ for every $1), which was largely generated from recent assets disposal. The special cash dividend will be payable on or about December 12, 2019 to shareholders of record as of December 5, 2019.

Mr. Kin Sun Sze-To, Chairman of the Company, stated, “We are pleased to return capital to shareholders in the form of a special dividend while continuing to evaluate potential investment opportunities.”

Forward Looking Statements

This press release contains “forward-looking statements.” These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Actual results may differ from expectations, estimates and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements.

CONTACT:

Plastec Technologies, Ltd.

HL Ning, Chief Financial Officer

ning@plastec.com.hk

INVESTOR RELATIONS:

The Equity Group Inc.

Adam Prior, Senior Vice President

(212) 836-9606

aprior@equityny.com